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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  6 )*

MTM TECHNOLOGIES, INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
62474G-10-1
(CUSIP Number)
Bear Stearns Asset Management Inc.
383 Madison Avenue New York, New York 10179 (212) 272-9256
Attention: Thomas Wasserman
Edwards Angell Palmer & Dodge LLP 111 Huntington Avenue Boston, MA 02199
(617) 951-3331
Attention: Heather Stone, Esq.
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 24, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	62474G-10-1	Page	2	of	22 Pages

1	NAMES OF REPORTING PERSONS: The BSC Employee Fund VI, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
20-0778563

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,844,431 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

1,844,431 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,844,431 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

13.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1)  Assumes (a) the conversion of (i) 454,094 shares of Series A-3 Preferred Stock into 506,086 shares of Common Stock, (ii) 648,234 shares of Series A-4 Preferred Stock into 722,454 shares of Common Stock, (iii) 108,981 shares of Series A-5 Preferred Stock into 121,459 shares of Common Stock, (iv) 116,200 shares of Series A-6 Preferred Stock into 118,423 shares of Common Stock and (v) 92,839 shares of Series A-7 Preferred Stock into 92,839 shares of Common Stock and (b) the exercise of (i) Series A-3 Warrants convertible into 85,626 shares of Common Stock, (ii) Series A-4 Warrants convertible into 119,876 shares of Common Stock, (iii) Series A-5 Warrants convertible into 15,027 shares of Common Stock, (iv) Series A-6 Warrants convertible into 34,790 shares of Common Stock and (v) Series A-7 Warrants convertible into 27,852 shares of Common Stock.

2

CUSIP No.	62474G-10-1	Page	3	of	22 Pages

1	NAMES OF REPORTING PERSONS: Constellation Venture Capital II, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
13-4124531

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,136,085 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

4,136,085 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,136,085 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

25.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1)  Assumes (a) the conversion of (i) 1,018,292 shares of Series A-3 Preferred Stock into 1,134,882 shares of Common Stock, (ii) 1,453,646 shares of Series A-4 Preferred Stock into 1,620,082 shares of Common Stock, (iii) 244,389 shares of Series A-5 Preferred Stock into 272,370 shares of Common Stock, (iv) 260,575 shares of Series A-6 Preferred Stock into 265,560 shares of Common Stock and (v) 208,189 shares of Series A-7 Preferred Stock into 208,189 shares of Common Stock and (b) the exercise of (i) Series A-3 Warrants convertible into 192,014 shares of Common Stock, (ii) Series A-4 Warrants convertible into 268,819 shares of Common Stock, (iii) Series A-5 Warrants convertible into 33,698 shares of Common Stock, (iv) Series A-6 Warrants convertible into 78,014 shares of Common Stock and (v) Series A-7 Warrants convertible into 62,457 shares of Common Stock.

CUSIP No.	62474G-10-1	Page	4	of	22 Pages

1	NAMES OF REPORTING PERSONS: CVC II Partners, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
13-4144132

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		103,284 (1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		103,284 (1)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

103,284 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1)   Assumes (a) the conversion of (i) 25,428 shares of Series A-3 Preferred Stock into 28,339 shares of Common Stock, (ii) 36,299 shares of Series A-4 Preferred Stock into 40,455 shares of Common Stock, (iii) 6,102 shares of Series A-5 Preferred Stock into 6,801 shares of Common Stock ,(iv) 6,507 shares of Series A-6 Preferred Stock into 6,631 shares of Common Stock and (v) 5,199 shares of Series A-7 Preferred Stock into 5,199 shares of Common Stock and (b) the exercise of (i) Series A-3 Warrants convertible into 4,795 shares of Common Stock, (ii) Series A-4 Warrants convertible into 6,713 shares of Common Stock, (iii) Series A-5 Warrants convertible into 842 shares of Common Stock, (iv) Series A-6 Warrants convertible into 1,948 shares of Common Stock and (v) Series A-7 Warrants convertible into 1,560 shares of Common Stock.

CUSIP No.	62474G-10-1	Page	5	of	22 Pages

1	NAMES OF REPORTING PERSONS: Constellation Venture Capital Offshore II, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,201,029 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

2,201,029 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,201,029 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

15.55%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1)  Assumes (a) the conversion of (i) 541,887 shares of Series A-3 Preferred Stock into 603,931 shares of Common Stock, (ii) 773,562 shares of Series A-4 Preferred Stock into 862,131 shares of Common Stock, (iii) 130,052 shares of Series A-5 Preferred Stock into 144,942 shares of Common Stock, (iv) 138,666 shares of Series A-6 Preferred Stock into 141,319 shares of Common Stock and (v) 110,788 shares of Series A-7 Preferred Stock into 110,788 shares of Common Stock and (b) the exercise of (i) Series A-3 Warrants convertible into 102,181 shares of Common Stock, (ii) Series A-4 Warrants convertible into 143,053 shares of Common Stock, (iii) Series A-5 Warrants convertible into 17,933 shares of Common Stock (iv) Series A-6 Warrants convertible into 41,515 shares of Common Stock and (v) Series A-7 Warrants convertible into 33,236 shares of Common Stock.

CUSIP No.	62474G-10-1	Page	6	of	22 Pages

1	NAMES OF REPORTING PERSONS: The Bear Stearns Companies Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
13-3286161

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		103,284 (1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		8,181,546 (2)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		103,284 (1)

WITH	10	SHARED DISPOSITIVE POWER:

8,181,546 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,284,829 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

40.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
(1)  Bear Stearns Asset Management Inc. (“BSAM”) is a subsidiary of The Bear Stearns Companies Inc. (“BSCI”). BSAM is the sole managing member of, and an investment adviser to, CVC II Partners, LLC (“CVCP”). As such, BSAM exercises sole investment and voting control of shares of Common Stock (as defined in Item 1 of this Statement) beneficially owned by CVCP.
(2)  BSCI is the sole managing member of Constellation Ventures Management II, LLC (“Management”). Management is the sole managing general partner of The BSC Employee Fund VI, L.P. (“BSC”), the sole general partner of Constellation Venture Capital II, L.P. (“CVC”) and the sole general partner of Constellation Venture Capital Offshore II, L.P. (“Offshore”). BSAM is the investment adviser to each of these entities. Mr. Clifford H. Friedman is a member of Management and a senior managing director of BSAM. Management, BSAM and Mr. Friedman share investment and voting control of shares of Common Stock beneficially owned by BSC, CVC and Offshore.

CUSIP No.	62474G-10-1	Page	7	of	22 Pages

1	NAMES OF REPORTING PERSONS: Constellation Ventures Management II, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
13-4122121

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		8,181,546(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

8,181,546 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,181,546 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

40.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1)  Constellation Ventures Management II, LLC (“Management”) is the sole managing general partner of The BSC Employee Fund VI, L.P. (“BSC”), the sole general partner of Constellation Venture Capital II, L.P. (“CVC”) and the sole general partner of Constellation Venture Capital Offshore II, L.P. (“Offshore”). BSAM is the investment adviser to each of these entities. Mr. Clifford H. Friedman is a member of Management and a senior managing director of BSAM. Management, BSAM and Mr. Friedman share investment and voting control of shares of Common Stock (as defined in Item 1 of this Statement) beneficially owned by BSC, CVC and Offshore.

CUSIP No.	62474G-10-1	Page	8	of	22 Pages

1	NAMES OF REPORTING PERSONS: Bear Stearns Asset Management Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
06-1135192

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

New York

	7	SOLE VOTING POWER:

NUMBER OF		103,284 (1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		8,181,546 (2)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		103,284 (1)

WITH	10	SHARED DISPOSITIVE POWER:

8,181,546 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,284,829 (1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

40.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
(1)  Bear Stearns Asset Management Inc. (“BSAM”) is the sole managing member of, and an investment adviser to, CVC II Partners, LLC (“CVCP”). As such, BSAM exercises sole investment and voting control of shares of Common Stock (as defined in Item 1 of this Statement) beneficially owned by CVCP.
(2)  Constellation Ventures Management II, LLC (“Management”) is the sole managing general partner of The BSC Employee Fund VI, L.P. (“BSC”), the sole general partner of Constellation Venture Capital II, L.P. (“CVC”) and the sole general partner of Constellation Venture Capital Offshore II, L.P. (“Offshore”). BSAM is the investment adviser to each of these entities. Mr. Clifford H. Friedman is a member of Management and a senior managing director of BSAM. Management, BSAM and Mr. Friedman share investment and voting control of shares of Common Stock beneficially owned by BSC, CVC and Offshore.

CUSIP No.	62474G-10-1	Page	9	of	22 Pages

1	NAMES OF REPORTING PERSONS: Clifford H. Friedman

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		8,181,546 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

8,181,546 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,181,546 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

40.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1)  Constellation Ventures Management II, LLC (“Management”) is the sole managing general partner of The BSC Employee Fund VI, .L.P. (“BSC”), the sole general partner of Constellation Venture Capital II, L.P. (“CVC”) and the sole general partner of Constellation Venture Capital Offshore II, L.P. (“Offshore”). Bear Stearns Asset Management Inc. (“BSAM”) is the investment adviser to each of these entities. Mr. Clifford H. Friedman is a member of Management and a senior managing director of BSAM. Management, BSAM and Mr. Friedman share investment and voting control of shares of Common Stock (as defined in Item 1 of this Statement) beneficially owned by BSC, CVC and Offshore.

CUSIP No.	62474G-10-1	Page	10	of	22 Pages
Amendment No. 6 to Schedule 13D
The Reporting Persons (as defined below) hereby amend and restate in its entirety the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on December 20, 2004, as amended by Amendment No. 1 thereto filed on July 21, 2005, Amendment No. 2 thereto filed on September 1, 2005, Amendment No. 3 thereto filed on January 10, 2006, Amendment No. 4 thereto filed on January 19, 2007 and Amendment No. 5 thereto filed on April 20, 2007 (as previously amended, the “Schedule 13D,” and as amended and restated hereby, the “Statement”), (a) to reflect the Reporting Persons’ receipt of shares of Series A-3 Preferred Stock, Series A-4 Preferred Stock, Series A-5 Preferred Stock and Series A-6 Preferred Stock (each as defined in Item 6 below) as payment-in-kind for dividends previously accruing on such series of Preferred Stock, (b) to reflect the Reporting Persons’ purchase of shares of Series A-7 Preferred Stock and related Series A-7 Warrants (each as defined in Item 6 below) in a private placement, and (c) to reflect adjustments to the conversion price of the Series A-3 Preferred Stock, the Series A-4 Preferred Stock, the Series A-5 Preferred Stock and the Series A-6 Preferred Stock held by the Reporting Persons arising out of the offer and sale by the Issuer of the Series A-7 Preferred Stock.
Pursuant to Rule 13d-1(k)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the undersigned hereby file this Statement on behalf of each of the following entities or persons:
(i)	The BSC Employee Fund VI, L.P., a Delaware limited partnership (“BSC”), with respect to Common Stock (as defined in Item 1 below) beneficially owned by it;

(ii)	Constellation Venture Capital II, L.P., a Delaware limited partnership (“CVC”), with respect to Common Stock beneficially owned by it;

(iii)	CVC II Partners, L.L.C., a Delaware limited liability corporation (“CVCP”), with respect to Common Stock beneficially owned by it;

(iv)	Constellation Venture Capital Offshore II, L.P., a Cayman Islands limited partnership (“Offshore”), with respect to Common Stock beneficially owned by it;

(v)	The Bear Stearns Companies Inc., a Delaware corporation (“BSCI”), with respect to Common Stock beneficially owned by BSC, CVC, CVCP and Offshore;

(vi)	Constellation Ventures Management II, LLC, a Delaware limited liability corporation (“Management”), with respect to Common Stock beneficially owned by BSC, CVC and Offshore;

(vii)	Bear Stearns Asset Management Inc., a New York corporation (“BSAM”), with respect to Common Stock beneficially owned by BSC, CVC, CVCP and Offshore; and

(viii)	Clifford H. Friedman, a United Stated citizen (“Mr. Friedman”), with respect to Common Stock beneficially owned by BSC, CVC and Offshore.
BSC, CVC, CVCP and Offshore are herein referred to collectively as the “Constellation Funds.” The Constellation Funds, BSCI, Management, BSAM and Mr. Friedman are herein referred to collectively as the “Reporting Persons.”
The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act.

CUSIP No.	62474G-10-1	Page	11	of	22 Pages
Item 1. Security and Issuer.
This Statement relates to the common stock, $0.001 par value (the “Common Stock”), of MTM Technologies, Inc., a New York corporation (the “Issuer”). The Issuer’s principal executive offices are located at 1200 High Ridge Road, Stamford, CT 06905.
Item 2. Identity and Background.
The information in the introduction is incorporated by reference into this Item 2.
(a)-(c) and (f)
BSC. BSC’s principal business is that of a private investment partnership. BSC’s non-managing general partner is Bear Stearns Merchant Capital II, L.P., a Delaware limited partnership (“BSMC”). BSMC’s principal business is that of a private investment partnership.
CVC. CVC’s principal business is that of a private investment partnership.
CVCP. CVCP’s principal business is that of a private investment limited liability corporation.
Offshore. Offshore’s principal business is that of a private investment partnership.
BSCI. BSCI’s principal business is that of a securities broker-dealer. The names of BSCI’s directors and officers, their business addresses, a description of their present principal occupations or employment and the names, principal businesses and addresses of their employers are listed in Exhibit 1.1 to this Statement.
Management. Management’s principal business is that of a private investment limited liability corporation.
BSAM. BSAM’s principal business is that of a registered investment adviser. The names of BSAM’s directors and officers, their business addresses, a description of their present principal occupations or employment and the names, principal businesses and addresses of their employers are listed in Exhibit 1.2 to this Statement. BSAM is a subsidiary of BSCI.
Mr. Friedman. Mr. Friedman’s principal occupation is that of a senior managing director of Management.
Other Shareholder Voting Parties. In addition, by virtue of the Restated Shareholders’ Voting Agreement (as defined in Item 6 of this Statement), the Reporting Persons may be deemed to be a group with the Other Voting Agreement Parties (as defined in Item 6 of this Statement). While the Reporting Persons do not affirm that such a “group” has been formed, this disclosure is being made to ensure compliance with the Exchange Act. The Reporting Persons expressly disclaim beneficial ownership of securities beneficially owned by any other person or entity, and the securities reported herein as being beneficially owned by the Reporting Persons, do not include any securities beneficially owned by any other person or entity.
Each Reporting Person is organized in the jurisdiction specified in the introductory paragraph above.
The principal office address of each Reporting Person and BSMC is c/o BSCI, 383 Madison Avenue, 28th Floor, New York, New York 10179.
(d)
None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). The Reporting Persons make no representations with respect to, or on behalf of, any Other Voting Agreement Party.

CUSIP No.	62474G-10-1	Page	12	of	22 Pages
(e)
None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Persons make no representations with respect to, or on behalf of, any Other Voting Agreement Party.
Item 3. Source and Amount of Funds or Other Consideration.
The Constellation Funds funded the acquisitions of the Issuer’s securities described in Items 4 through 6 to this Statement with working capital and funds available for investment in the amounts specified in Items 4 through 6 of this Statement.
Items 4 through 6 of this Statement are hereby incorporated by reference into this Item 3.
Item 4. Purpose of Transaction.
The Constellation Funds have acquired securities of the Issuer for investment purposes, except as otherwise stated herein. The Constellation Funds intend to review from time to time their investment in the Issuer and depending on such review may consider from time to time various alternative courses of action. In addition, depending on prevailing conditions from time to time, including, without limitation, price and availability of shares, future evaluations by the Constellation Funds of the business and prospects of the Issuer, regulatory requirements, other investment opportunities available to the Constellation Funds and general stock market and economic conditions, the Constellation Funds may determine to increase their investment or sell all or part of their investment in the Issuer through open-market purchases, privately negotiated transactions, a tender or exchange offer or otherwise.
In accordance with the Restated Shareholders’ Agreement, as further described in Item 6 below, the Constellation Funds nominated Mr. Friedman as a director of the Issuer, and Mr. Friedman was appointed to the Issuer’s board of directors effective December 10, 2004. On August 9, 2005, Mr. Friedman resigned as a member of the Board of Directors and, pursuant to the terms of the Restated Shareholders’ Agreement, the Constellation Funds nominated Thomas Wasserman as a director of the Issuer, and Mr. Wasserman was appointed to the Issuer’s board of directors effective August 9, 2005.
Item 5. Interest in Securities of the Issuer.
(a)
Collectively, the Reporting Persons beneficially own an aggregate of 8,284,829 shares of Common Stock, or approximately 40.9% of the Common Stock issued and outstanding. Individually, each Reporting Person beneficially owns the aggregate number of shares of Common Stock, and approximately the percentage of the Common Stock issued and outstanding, specified in Item 11 to the cover page corresponding to such Reporting Person. The information in Item 11 of each cover page is incorporated by reference into this Item 5(a).
In addition, by virtue of the Restated Shareholders’ Voting Agreement (as defined in Item 6 below), the Reporting Persons may be deemed to be a group with the Other Voting Agreement Parties. While the Reporting Persons do not affirm that any such “group” has been formed, this disclosure is being made to ensure compliance with the Exchange Act. The Reporting Persons believe that the Other Voting Agreement Parties (as defined in Item 6 below) would be deemed to beneficially own, in the aggregate, 29,443,094 shares of Common Stock (including shares underlying Preferred Stock, warrants and options exercisable within 60 days as of the date hereof), representing 74.3% of the Common Stock issued and outstanding.

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The Reporting Persons expressly disclaim beneficial ownership of securities beneficially owned by any other person or entity, and the securities reported herein as being beneficially owned by the Reporting Persons do not include any securities beneficially owned by any other person or entity.
The information in this Item 5(a) is based on the number of shares of Common Stock outstanding as of May 30, 2007, and gives effect to (a) the conversion into Common Stock of all shares of Preferred Stock and (b) the exercise of all Series A-3 Warrants, Series A-4 Warrants, Series A-5 Warrants, Series A-6 Warrants and Series A-7 Warrants held by the Reporting Persons. The information in this Item 5(a) relating to the Other Shareholder Voting Agreement Parties is based solely on (i) the Schedule 13D/A filed with the Commission by Pequot Capital Management, Inc. (the “Pequot Reporting Entity”) on June 7, 2007 and (ii) the proxy statement filed with the Commission by the Issuer on October 26, 2006.
(b)
The information in Items 7 through 10 of each cover page is incorporated by reference into this Item 5(b).
(c)
Except for the information set forth in Item 6, which is incorporated by reference into this Item 5(c), the Reporting Persons have effected no transactions relating to the Common Stock during the past 60 days.
(d)
Inapplicable.
(e)
Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
As described at the end of this Item 6, please note the following descriptions are qualified in their entirety by the instruments included as exhibits to this Statement.
FIRST PURCHASE AGREEMENT
On December 7, 2004, Pequot Private Equity Fund III, L.P. and Pequot Offshore Private Equity Partners III, L.P. (collectively, the “Pequot Funds”) assigned to the Constellation Funds, and the Constellation Funds acquired, the rights and obligations under the Purchase Agreement by and among the Issuer and the Pequot Funds, dated as of January 29, 2004 (the “First Purchase Agreement”), to purchase from the Issuer $6,250,000 worth of the Series A-3 Preferred Stock and Series A-3 Warrants (as defined below), together with any and all rights and obligations of a “Purchaser” under the First Purchase Agreement. Immediately thereafter, the Constellation Funds purchased an aggregate 1,923,077 shares of the Issuer’s Series A-3 Convertible Preferred Stock and warrants to purchase 384,616 shares of Common Stock (the “Series A-3 Warrants”).
SECOND PURCHASE AGREEMENT
On December 10, 2004, pursuant to the Purchase Agreement between the Issuer, the Constellation Funds and the Pequot Funds (the Constellation Funds and the Pequot Funds collectively, the “Investor Stockholders”), dated as of December 7, 2004 and amended on March 11, 2005 and November 22, 2005 (as amended, the “Second Purchase Agreement”), the Issuer issued and sold to the Constellation Funds: (i) $3,750,000 in aggregate principal amount of

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its 7% secured subordinated convertible promissory notes that were automatically convertible into Series A-4 Convertible Preferred Stock, $0.001 par value per share (the “Series A-4 Preferred Stock”), upon shareholder approval of such conversion (the “Series A-4 Notes”), and (ii) warrants to purchase up to an aggregate of 230,770 shares of Common Stock (the “Series A-4 Warrants”).
On March 11, 2005, pursuant to the Second Purchase Agreement, the Issuer issued and sold to the Constellation Funds: (i) an additional $1,500,000 in aggregate principal amount of its Series A-4 Notes, and (ii) additional Series A-4 Warrants to purchase up to an aggregate of 92,308 shares of Common Stock.
On June 23, 2005, the Issuer’s shareholders approved the conversion of the Series A-4 Notes and, pursuant to the terms of the Series A-4 Notes, the Constellation Funds acquired an aggregate of 1,668,334 shares of Series A-4 Preferred Stock upon the automatic conversion of all of the Series A-4 Notes that they had acquired on December 10, 2004 and March 11, 2005 (plus interest accrued thereon).
On June 29, 2005, pursuant to the Second Purchase Agreement, the Issuer issued and sold to the Constellation Funds an aggregate of 476,923 shares of Series A-4 Preferred Stock and Series A-4 Warrants to purchase an aggregate of 95,384 shares of Common Stock, for an aggregate purchase price of approximately $1,550,000.
On July 7, 2005, pursuant to the Second Purchase Agreement, the Issuer issued and sold to the Constellation Funds an aggregate of 600,000 shares of Series A-4 Preferred Stock and Series A-4 Warrants to purchase an aggregate of 119,999 shares of Common Stock, for an aggregate purchase price of approximately $1,950,000.
On November 23, 2005, pursuant to the Second Purchase Agreement, the Issuer provided the Constellation Funds with a Company Notice (as defined in the Second Purchase Agreement) requiring the Constellation Funds to purchase, and the Constellation Funds did so purchase, an aggregate of 461,538 shares of the Issuer’s Series A-5 Convertible Preferred Stock, $0.001 par value per share (the “Series A-5 Preferred Stock”) and warrants to acquire an aggregate of 67,500 shares of Common Stock (the “Series A-5 Warrants”), for an aggregate purchase price of approximately of $1,500,000. The Series A-5 Warrants became exercisable upon shareholder approval, which was obtained on December 14, 2006.
Under the terms of the Second Purchase Agreement, the Constellation Funds had the right to purchase up to $3,500,000 in aggregate principal amount (subject to certain adjustments) of Series A-5 Preferred Stock at the Original Issue Price (as such term is defined in the Second Purchase Agreement), provided all Investor Stockholders purchase at least $2,500,000 in aggregate amount of Series A-5 Preferred Stock at such subsequent closing. These purchase rights expired on December 10, 2005.
THIRD PURCHASE AGREEMENT
On March 29, 2007, pursuant to the Purchase Agreement between the Issuer and the Investor Stockholders, dated as of the same date (the “Third Purchase Agreement”), the Issuer issued and sold to the Constellation Funds an aggregate of 517,526 shares of Series A-6 Convertible Preferred Stock, $0.001 par value per share (the “Series A-6 Preferred Stock”) and warrants to acquire an aggregate of 156,267 shares of Common Stock (the “Series A-6 Warrants”), for an aggregate purchase price of approximately $768,526.
Under the terms of the Third Purchase Agreement, the Constellation Funds had the right to purchase additional shares of Series A-6 Preferred Stock and additional Series A-6 Warrants, on the same terms and conditions as set forth in the Third Purchase Agreement, for an aggregate purchase price of $1,000,000. These rights expired on April 10, 2007.
FOURTH PURCHASE AGREEMENT
On May 30, 2007, pursuant to the Purchase Agreement between the Issuer and the Investor Stockholders, dated May 24, 2007 (the “Fourth Purchase Agreement”), the Issuer issued and sold to the Constellation Funds an aggregate of 417,015 shares of Series A-7 Convertible Preferred Stock, $0.001 par value per share (the “Series A-7 Preferred

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Stock”) and warrants to acquire an aggregate of 125,105 shares of Common Stock (the “Series A-7 Warrants”), for an aggregate purchase price of $500,000.
WARRANTS
The Series A-3 Warrants are exercisable for four years from their date of issuance at an exercise price of $4.0625 per share of Common Stock, subject to adjustment pursuant to their terms. The Series A-4 Warrants are exercisable for four years from their date of issuance at an exercise price of $4.06 per share of Common Stock, subject to adjustment pursuant to their terms. The Series A-5 Warrants are exercisable for four years from their date of issuance at an exercise price of $4.06 per share of Common Stock, subject to adjustment pursuant to their terms. The Series A-6 Warrants are exercisable for four years from their date of issuance at an exercise price of $1.63 per share of Common Stock, subject to adjustment pursuant to their terms. The Series A-7 Warrants are exercisable for four years from the date of the Fourth Purchase Agreement at an exercise price of $1.3189 per share of Common Stock, subject to adjustment pursuant to their terms. Cashless exercise is permitted for all Warrants.
SERIES A PREFERRED STOCK
The Series A-3 Preferred Stock, the Series A-4 Preferred Stock, the Series A-5 Preferred Stock, the Series A-6 Preferred Stock and the Series A-7 Preferred Stock (collectively, the “Preferred Stock”) is convertible into Common Stock at any time at the election of the individual holders of the Preferred Stock, initially at a ratio of one share of Common Stock for every share of Preferred Stock and subject to adjustments for certain dilutive equity issuances and for stock splits, stock dividends and similar events. Upon the issuance and sale of the Series A-6 Preferred Stock and the Series A-6 Warrants, the conversion price of the Series A-3 Preferred Stock, the Series A-4 Preferred Stock and the Series A-5 Preferred Stock was adjusted downward. Subsequently, upon the issuance and sale of the Series A-7 Preferred Stock and the Series A-7 Warrants, the conversion price of the Series A-3 Preferred Stock, the Series A-4 Preferred Stock, the Series A-5 Preferred Stock and the Series A-6 Preferred Stock was adjusted further downward. Each adjustment is described in more detail below.
After the date that is 18 months following the most recent date of issuance of the Series A-3 Preferred Stock, the outstanding Series A-3 Preferred Stock shall be automatically converted into Common Stock at the applicable conversion price then in effect on the date on which the volume-weighted average price of the Issuer’s Common Stock for the immediately preceding sixty consecutive trading days exceeds four times the weighted average of the applicable Series A-3 Preferred Stock conversion price. After the date that is 18 months following the most recent date of issuance of the Series A-4 Preferred Stock, Series A-5 Preferred Stock, Series A-6 Preferred Stock or Series A-7 Preferred Stock (collectively, the “New Series A Preferred Stock”), the outstanding New Series A Preferred Stock shall be automatically converted into Common Stock at the applicable conversion price then in effect on the date on which the volume-weighted average price of the Issuer’s Common Stock for the immediately preceding sixty consecutive trading days exceeds four times the applicable conversion price. No shares of Preferred Stock will be automatically converted, however, unless at the time of the proposed conversion, an effective registration statement is on file with the SEC with respect to the Common Stock issuable (i) to the holders of the Preferred Stock upon conversion of the Preferred Stock and (ii) to the holders of the Warrants upon exercise of the Warrants, and such shares of Common Stock have been listed on the Nasdaq Stock Market or other approved national stock exchange or national over-the counter bulletin board. The applicable conversion price of each class of Preferred Stock is subject to adjustment for stock splits, stock dividends and other similar events.
Holders of the Preferred Stock are entitled to vote together with all other classes and series of the Issuer’s voting stock on all actions to be taken by its shareholders, except as otherwise provided by applicable law or as described below. Each share of Series A-3 Preferred Stock is entitled to the number of votes equal to the number of shares of Common Stock into which the Series A-3 Preferred Stock is convertible at the applicable conversion prices in effect on the record date for the meeting at which the votes are to be cast (but not to exceed the number of shares of Common Stock into which the Series A-3 Preferred Stock would be convertible if the conversion price were $1.45 per share, subject to adjustment for stock splits, stock dividends, combinations and similar events affecting the shares). Each share of Series A-4 Preferred Stock, Series A-5 Preferred Stock, Series A-6 Preferred Stock and Series A-7 Preferred Stock will be entitled to one vote, subject to appropriate adjustment for stock splits, stock dividends, combinations and similar events. As long as 30% of the Preferred Stock actually issued remains

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outstanding, the Issuer will not be allowed to take certain actions without obtaining the prior written consent of the holders of a majority of the Preferred Stock outstanding. The holders of Preferred Stock are entitled to customary preemptive rights and liquidation and dissolution preferences.
Holders of the Preferred Stock are entitled to receive cumulative dividends semi-annually beginning on May 21, 2006 at the per annum rate of 6% of the applicable purchase price for such class of Preferred Stock. During the period commencing on May 21, 2006 and terminating on May 21, 2008, dividends will be payable, at the Issuer’s discretion, in cash, property or in shares of the applicable class of Preferred Stock, valued at the applicable purchase price. Following May 21, 2008, dividends will be payable in cash only. Holders of the Preferred Stock are entitled to receive such dividends prior to any payment of dividends to the holders of Common Stock.
On November 21, 2006, the Issuer paid dividends on the Preferred Stock for the preceding semi-annual period in shares of the applicable class of Preferred Stock, issuing to the Constellation Funds an aggregate of (i) 57,691 shares of Series A-3 Preferred Stock, (ii) 82,355 shares of Series A-4 Preferred Stock and (iii) 13,844 shares of Series A-5 Preferred Stock. On May 21, 2007, the Issuer paid dividends on the Preferred Stock for the preceding semi-annual period in shares of the applicable class of Preferred Stock, issuing to the Constellation Funds an aggregate of (i) 58,933 shares of Series A-3 Preferred Stock, (ii) 84,129 shares of Series A-4 Preferred Stock, (iii) 14,142 shares of Series A-5 Preferred Stock and (iv) 4,231 shares of Series A-6 Preferred Stock.
ANTI-DILUTION ADJUSTMENTS
Each series of Preferred Stock is convertible into a number of shares of Common Stock calculated by (i) multiplying the number of shares of Preferred Stock to be converted by the applicable purchase price, and (ii) dividing the result by the then-applicable conversion price of that series of Preferred Stock. The purchase price and the conversion price were initially the same, i.e., $3.25 for each of the Series A-3 Preferred Stock, the Series A-4 Preferred Stock and the Series A-5 Preferred Stock, $1.4850 for the Series A-6 Preferred Stock and $1.1990 for the Series A-7 Preferred Stock. The conversion price of each series of Preferred Stock is subject to adjustment in the event, among other circumstances, that the Issuer sells or is deemed to sell any shares of Common Stock (including through the issuance or sale of securities convertible into Common Stock) for a price per share less than the then-applicable conversion price. With the exception of the Series A-7 Preferred Stock, this calculation is made on a weighted average basis with reference to the number of shares being issued at the lower price. With the Series A-7 Preferred Stock, whenever the Issuer sells, or is deemed to sell, any shares of Common Stock at a price per share less than the Series A-7 Preferred Stock conversion price then in effect, the Series A-7 Preferred Stock conversion price shall be reduced to the price that is the purchase price of such Common Stock being sold. Upon issuance of the Series A-6 Preferred Stock, the conversion price of the Series A-3 Preferred Stock, the Series A-4 Preferred Stock and the Series A-5 Preferred Stock was simultaneously adjusted from $3.25 to $3.1205. Upon the subsequent issuance of the Series A-7 Preferred Stock, the conversion price of the Series A-3 Preferred Stock, the Series A-4 Preferred Stock, and the Series A-5 Preferred Stock was simultaneously further adjusted to $2.9161, and the conversion price of the Series A-6 Preferred Stock was adjusted to $1.4571. The revised number of shares of Common Stock into which the shares of Preferred Stock may be converted is reflected for each Reporting Person on the cover pages of this Statement.
RESTATED SHAREHOLDERS’ AGREEMENT
On August 1, 2005, the Issuer, the Constellation Funds, the Pequot Funds, Howard A. Pavony and Steven H. Rothman (the Constellation Funds, the Pequot Funds and Messrs. Pavony and Rothman collectively, the “Voting Agreement Parties”) (the Pequot Funds and Messrs. Pavony and Rothman collectively, the “Other Voting Agreement Parties”) entered into an Amended and Restated Shareholders’ Agreement (the “Restated Shareholders’ Agreement”) pursuant to which the Voting Agreement Parties agreed to vote, or cause to be voted, all securities of the Issuer owned by such Voting Agreement Party or over which such Voting Agreement Party has voting control so that the number of directors of the Issuer will be eleven, consisting of: (i) the Issuer’s chief executive officer (“CEO”); (ii) two directors designated by the Pequot Funds or its assignee; (iii) one director designated by the Constellation Funds or their assignee; (iv) Mr. Rothman; (v) three “independent” directors, within the meaning of “independent” under the current rules of The Nasdaq Stock Market, selected by the Issuer’s nominating and corporate governance committee; and (vi) two additional independent directors to be selected by the CEO and

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reasonably acceptable to the Issuer’s nominating and corporate governance committee. Under certain circumstances where the Pequot Funds hold less than 25% of the securities the Pequot Funds originally purchased at the Initial Closing, the right to designate two directors in clause (ii) above will be reduced to one director and the above voting provisions will be adjusted in the manner described in the Restated Shareholders’ Agreement.
The obligation of the Restated Shareholders’ Agreement Parties under the Restated Shareholders’ Agreement will expire on December 10, 2009. The obligation of the Constellation Funds and the Pequot Funds to vote in favor of the appointment of one of Messrs. Pavony and Rothman as a director, as determined by the Issuer’s then current board of directors, expires on May 20, 2007, provided that such person has not terminated his employment, other than for “good reason,” nor has been terminated for “cause,” with the person not so elected being granted observer rights during such period, provided that such person has not terminated his employment, other than for “good reason,” nor has been terminated for “cause.” On July 7, 2006, Mr. Rothman waived the obligation of the Constellation Funds and the Pequot Funds to vote in favor of his appointment as a director, in connection with the termination of his employment with the Issuer. Messrs. Pavony’s and Rothman’s obligations to vote in favor of the nominees of the Constellation Funds and the Pequot Funds for director shall terminate if (a) the Pequot Funds or their assignees own less than 10% of the Series A-1 Preferred Stock, Series A-2 Preferred Stock and Series A-3 Preferred Stock (or shares of Common Stock issuable upon conversion thereof) issued to the Pequot Funds, (b) the Constellation Funds or their assignees own less than 10% of the Series A-3 Preferred Stock (or shares of Common Stock issuable upon conversion thereof) issued to the Constellation Funds, and (c) any other shareholders that are introduced to the Issuer by the Pequot Funds own less than 10% of the shares acquired by such shareholders from the Issuer in a transaction not including a public offering.
The Restated Shareholders’ Agreement also contains provisions (i) restricting the transfer of any securities by Shareholders Parties in certain circumstances and (ii) granting the Constellation Funds and the Pequot Funds certain rights of first refusal and co-sale rights with respect to any dispositions by Messrs. Pavony and Rothman of their shares of Common Stock during the term of their respective employments with the Issuer and for a period of two years following termination of such employment.
In accordance with the Restated Shareholders’ Agreement, the Constellation Funds nominated Clifford H. Friedman as a director of the Issuer, and Clifford H. Friedman was appointed to the Issuer’s board of directors effective December 10, 2004. On August 9, 2005, Clifford Friedman resigned as a member of the Board of Directors and, pursuant to the terms of the Restated Shareholders’ Agreement, the Constellation Funds nominated Thomas Wasserman as a director of the Issuer, and Mr. Wasserman was appointed to the Issuer’s board of directors effective August 9, 2005.
RESTATED REGISTRATION RIGHTS AGREEMENT
In connection with the transactions contemplated by the Second Purchase Agreement, the Issuer, the Investor Stockholders and Messrs. Pavony and Rothman entered into an Amended and Restated Registration Rights Agreement, dated as of December 10, 2004 and amended on November 23, 2005 (as amended, the “Restated Registration Rights Agreement”). Pursuant to the Restated Registration Rights Agreement, within 60 days of (a) the date of any issuance of any Preferred Stock or (b) the date of notice to the Company of any acquisition of Common Stock then having a fair market value of at least $150,000 by the Investor Stockholders, the Issuer will be required to file a registration statement registering (for the resale on a continuous basis under Rule 415 of the Securities Act) the Common Stock underlying the Preferred Stock, the Warrants and all other shares of Common Stock owned by the Investor Stockholders at such time, as well as certain shares of Common Stock owned by Messrs. Pavony and Rothman. The Issuer will be required to keep such registration statement effective until all the Common Stock registered thereunder is sold or the holders are entitled to sell such Common Stock under Rule 144(k) under the Securities Act, without compliance with the public information, sales volume, manner of sale or notice requirements of Rule 144(c), (e), (f) or (h) under the Securities Act. The Restated Registration Rights Agreement also provides the Investor Stockholders with piggyback registration rights with respect to certain underwritten offerings of the Issuer’s Common Stock. On March 29, 2007, in connection with the offer and sale of the Series A-6 Preferred Stock and the Series A-6 Warrants in accordance with the Third Purchase Agreement, and on April 9, 2007, in connection with the offer and sale of additional Series A-6 Preferred Stock and Series A-6 Warrants to the Pequot Funds under the terms of the Third Purchase Agreement, the parties further amended the Restated Registration

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Rights Agreement to cover the shares of Common Stock issuable upon conversion of the Series A-6 Preferred Stock or upon exercise of the Series A-6 Warrants. On May 24, 2007, the parties amended the Restated Registration Rights Agreement to cover the shares of Common Stock issuable upon conversion of the Series A-7 Preferred Stock or upon exercise of the Series A-7 Warrants.
INCORPORATION BY REFERENCE
The descriptions of the First Purchase Agreement, the Second Purchase Agreement, the Third Purchase Agreement, the Fourth Purchase Agreement, the Preferred Stock, the Forms of Warrants, the Forms of Notes, the Restated Registration Rights Agreement, as amended, and the Restated Shareholders’ Voting Agreement are qualified in their entirety by reference to the instruments filed as exhibits to this Statement, which are incorporated by reference into this Item 6.

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Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
1.1	Identity and Background of BSCI’s Directors and Officers. Filed herewith.

1.2	Identity and Background of BSAM’s Directors and Officers. Filed herewith.

2	First Purchase Agreement. Filed as Appendix A to the Issuer’s definitive proxy statement filed on Schedule 14A filed with the Commission on April 15, 2005 and incorporated by reference herein.

3	Second Purchase Agreement. Filed as an exhibit to the Issuer’s current report on Form 8-K filed with the Commission on December 13, 2004 and incorporated by reference herein.

4	Amendment No. 2 to Second Purchase Agreement. Filed as Exhibit 10.1 to the Issuer’s current report on Form 8-K filed with the Commission on November 29, 2005 and incorporated by reference herein.

5	Third Purchase Agreement. Filed as Exhibit 10.1 to the Issuer’s current report on Form 8-K filed with the Commission on April 2, 2007 and incorporated by reference herein.

6	Fourth Purchase Agreement. Filed as Exhibit 10.1 to the Issuer’s current report on Form 8-K filed with the Commission on May 31, 2007 and incorporated by reference herein.

7	Restated Certificate of Incorporation of the Issuer. Filed as Exhibit 3 to the Issuer’s current report on Form 8-K filed with the Commission on July 5, 2005 and incorporated by reference herein.

8	Certificate of Amendment to Certificate of Incorporation of the Issuer. Filed as Exhibit 3 to the Issuer’s current report on Form 8-K filed with the Commission on April 2, 2007 and incorporated by reference herein.

9	Further Certificate of Amendment to Certificate of Incorporation of the Issuer. Filed as Exhibit 3 to the Issuer’s current report on Form 8-K/A filed with the Commission on April 13, 2007 and incorporated by reference herein.

10	Further Certificate of Amendment to Certificate of Incorporation of the Issuer. Filed as Exhibit 3 to the Issuer’s current report on Form 8-K filed with the Commission on May 31, 2007 and incorporated by reference herein.

11	Form of Series A-3 Warrant. Filed as Exhibit 10.7 to the Issuer’s current report on Form 8-K filed with the Commission on December 13, 2004 and incorporated by reference herein.

12	Form of Series A-4 Warrant. Filed as Exhibit 10.3 to the Issuer’s current report on Form 8-K filed with the Commission on December 13, 2004 and incorporated by reference herein.

13	Form of Series A-5 Warrant. Filed as Exhibit 10.2 to the Issuer’s current report on Form 8-K filed with the Commission on November 29, 2005 and incorporated by reference herein.

14	Form of Series A-4 Note. Filed as Exhibit 10.2 to the Issuer’s current report on Form 8-K filed with the Commission on December 13, 2004 and incorporated by reference herein.

15	Form of Series A-5 Note. Filed as Exhibit 10.2 to the Issuer’s current report on Form 8-K filed with the Commission on December 13, 2004 and incorporated by reference herein.

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Exhibit No.	Description
16	Form of Series A-6 Warrant. Filed as Exhibit 10.2 to the Issuer’s current report on Form 8-K filed with the Commission on April 2, 2007 and incorporated by reference herein.

17	Form of Series A-7 Warrant. Filed as Exhibit 10.1 to the Issuer’s current report on Form 8-K filed with the Commission on May 31, 2007 and incorporated by reference herein.

18	Restated Registration Rights Agreement. Filed as Exhibit 10.4 to the Issuer’s current report on Form 8-K filed with the Commission on December 13, 2004 and incorporated by reference herein.

19	Amendment No. 1 to Restated Registration Rights Agreement. Filed as Exhibit 10.3 to the Issuer’s current report on Form 8-K filed with the Commission on November 29, 2005 and incorporated by reference herein.

20	Amendment No. 2 to Restated Registration Rights Agreement. Filed as Exhibit 10.3 to the Issuer’s current report on Form 8-K filed with the Commission on April 2, 2007 and incorporated by reference herein.

21	Amendment No. 3 to Registration Rights Agreement. Filed as Exhibit 10.1 to the Issuer’s current report on Form 8-K/A filed with the Commission on April 13, 2007 and incorporated by reference herein.

22	Amendment No. 4 to Registration Rights Agreement. Filed as Exhibit 10.3 to the Issuer’s current report on Form 8-K filed with the Commission on May 31, 2007 and incorporated by reference herein.

23	Restated Shareholders’ Agreement. Filed as Exhibit 10.5 to the Issuer’s current report on Form 8-K filed with the Commission on December 13, 2004 and incorporated by reference herein.

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SIGNATURE
The undersigned hereby agree that this Schedule 13D with respect to the Common Stock of MTM Technologies, Inc. is, and any amendment thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.
After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:	June 15, 2007

THE BSC EMPLOYEE FUND VI, L.P.

By:	Constellation Ventures Management II, LLC, its General Partner

By:	/s/ Clifford H. Friedman

Name:	Clifford H. Friedman
Title:	Member

CONSTELLATION VENTURE CAPITAL II, L.P.

By:	Constellation Ventures Management II, LLC, its General Partner
By:	/s/ Clifford H. Friedman

Name:	Clifford H. Friedman
Title:	Member

CVC II PARTNERS, L.L.C.

By:	Bear Stearns Asset Management Inc., its Managing Member

By:	/s/ Clifford H. Friedman

Name:	Clifford H. Friedman
Title:	Senior Managing Director

CONSTELLATION VENTURE CAPITAL OFFSHORE II, L.P.

By:	Constellation Ventures Management II, LLC, its General Partner

By:	/s/ Clifford H. Friedman

Name:	Clifford H. Friedman
Title:	Member

CUSIP No.	62474G-10-1	Page	22	of	22 Pages

THE BEAR STEARNS COMPANIES INC.

By:	/s/ Kenneth L. Edlow

Name:	Kenneth L. Edlow
Title:	Secretary

CONSTELLATION VENTURES MANAGEMENT II, LLC

By:	/s/ Clifford H. Friedman

Name:	Clifford H. Friedman
Title:	Member

BEAR STEARNS ASSET MANAGEMENT INC.

By:	/s/ Clifford H. Friedman

Name:	Clifford H. Friedman
Title:	Senior Managing Director

By:	/s/ Clifford H. Friedman

Name:	Clifford H. Friedman